NEWS RELEASE
TSX Venture Exchange Symbol: SNV	January 17, 2007

SONIC ELIMINATES DEBT

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) announced that it has received TSX Venture Exchange approval and completed the transaction originally announced on January 3, 2007 by which Sonic agreed to purchase all outstanding debentures through the issuance of common shares. Pursuant to the transaction, the Company has issued 1,333,334 common shares at a value of $0.75 per common share to two directors of the Company to settle $1,000,000 principal amount of previously outstanding 12% unsecured convertible debentures of the Company. Pursuant to the policies of the TSX Venture Exchange, the 1,333,334 common shares will be subject to a four month hold period.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For further information, please contact:
Robin Cook, Account Manager	Tel: (416) 868-1079 ext. 228
CHF Investor Relations	Fax: (416) 868-6198
Email: robin@chfir.com

www.SonicEnvironmental.com